Exhibit E-7

Eidos PLC – Director Shareholding
Eidos PLC
25 September 2002

EIDOS PLC – NOTIFICATION OF INTERESTS OF DIRECTORS

Eidos plc today announces that, on 24 September 2002, Desktop ESOP Trustee Limited, the Trustee of the Eidos employee benefit trust, acquired 236,500 Ordinary shares in Eidos plc at a price of 115.75 per share.

All the executive directors of Eidos plc are (together with all other employees) potential beneficiaries of the trust and are therefore treated as becoming interested in the shares acquired by the Trustee. The registered holder of the shares is Desktop ESOP Trustee Limited.

This notification is made in accordance with paragraph 16.13 of the Listing Rules.

Contact: Michael Arnouti
Company Secretary
Tel. 020 8636 3434

This information is provided by RNS
The company news service from the London Stock Exchange

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